SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 28, 2007

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
for the six-month periods ended
June 30, 2007 and 2006
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2b)

_____________________________________________________________________
CONTENTS
Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed Chilean peso-denominated monetary unit. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the President of the Board, Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

We have reviewed the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income and cash flows for the six-month periods then ended. These interim financial statements and the accompanying notes are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and therefore this report does not cover this item.

We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. The scope of this review is substantially less than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is to express an opinion regarding the consolidated financial statement taken as a whole. Accordingly, we do not have the ability to express, and we do not express such an opinion.

Based on our review of the interim consolidated financial statements as of June 30, 2007 and 2006, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, Chile, July 23, 2007

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30,2007)
(Translation of financial statements originally issued in Spanish – See Note 2b)

ASSETS	Notes	2007	2006	LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2007	2006

		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				CURRENT LIABILITIES
Cash		6,249,957	6,030,764	Short-term obligations with banks
Time deposits	(34)	19,028,615	3,686,365	and financial institutions	(15)	1,908,875	1,960,839
Marketable securities, net	(4)	14,182,208	16,857,112	Public promissory notes	(17 a)	-	12,047,339
Accounts receivable, net	(5)	168,521,694	159,653,089	Current maturities of bonds payable	(17 b)	1,852,600	30,725,472
Notes receivable, net	(5)	4,726,855	4,640,565	Current maturities of other long-term obligations		15,832	16,172
Other receivables	(5)	5,821,826	14,015,557	Dividends payable		1,743,229	1,633,113
Accounts receivable from related companies	(6 a)	16,064,744	15,848,206	Trade accounts payable	(35)	123,037,024	90,137,414
Inventories, net		9,980,901	4,059,715	Other accounts payable	(36)	11,561,136	20,679,202
Prepaid taxes		16,307,166	7,753,791	Accounts payable to related companies	(6 b)	34,135,480	28,613,808
Prepaid expenses		3,914,392	2,498,845	Accruals	(18)	4,010,273	7,380,664
Deferred taxes	(7 b)	13,554,450	12,260,428	Withholdings		10,747,887	12,775,560
Other current assets	(8)	7,445,328	28,146,407	Deferred Revenue		4,398,430	11,606,244
				Other current liabilities		-	2,099,286

TOTAL CURRENT ASSETS		285,798,136	275,450,844	TOTAL CURRENT LIABILITIES		193,410,766	219,675,113

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		28,217,157	28,334,062	Long-term debt with banks and
Buildings and improvements		808,794,856	808,260,487	financial institutions	(16)	329,638,924	343,967,875
Machinery and equipment		2,847,978,061	2,806,690,777	Bonds and promissory notes payable	(17 b)	66,514,892	68,045,764
Other property, plant and equipment		341,268,441	288,393,532	Other accounts payable		37,098,489	18,189,524
Technical revaluation		9,654,342	9,644,549	Accruals	(18)	36,262,334	35,556,687
Accumulated depreciation		(2,820,168,115)	(2,639,048,064)	Deferred taxes, net	(7 b)	51,990,787	56,536,839
				Other liabilities		3,678,038	4,015,175

TOTAL PROPERTY, PLANT AND
EQUIPMENT, NET		1,215,744,742	1,302,275,343	TOTAL LONG-TERM LIABILITIES		525,183,464	526,311,864

				MINORITY INTEREST	(20)	164,654	583,620

OTHER LONG-TERM ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	8,628,002	8,774,770	Paid-in capital		842,079,941	897,863,530
Investments in other companies		4,258	4,258	Price-level restatement of paid-in capital		16,341,224	9,959,237
Goodwill, net	(12)	15,390,606	17,666,208	Other reserves		(2,619,528)	(1,610,444)
Other receivables	(5)	13,438,890	12,831,492	Retained earnings		4,843,097	7,246,126
Intangibles	(13)	39,933,280	36,438,711	Net income		4,843,097	7,246,126
Accumulated amortization	(13)	(15,969,102)	(10,006,247)
Others non-current asset	(14)	16,434,806	16,593,667

TOTAL LONG-TERM ASSETS		77,860,740	82,302,859	TOTAL SHAREHOLDERS' EQUITY		860,644,734	913,458,449

TOTAL ASSETS		1,579,403,618	1,660,029,046	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,579,403,618	1,660,029,046

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

		2007	2006
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		294,247,714	293,136,337
Operating costs		(203,688,510)	(194,658,872)

Gross profit		90,559,204	98,477,465

Administrative and selling expenses		(65,332,975)	(59,569,690)

OPERATING INCOME		25,226,229	38,907,775

NON-OPERATING RESULTS:
Interest income		3,593,873	2,071,995
Equity participation in income of related companies	(11)	867,385	904,319
Other non-operating income	(22 a)	2,865,237	831,770
Equity losses in income of related companies	(11)	-	(36,648)
Amortization of goodwill	(12)	(738,438)	(1,521,919)
Interest expense		(8,254,301)	(10,671,963)
Other non-operating expenses	(22 b)	(4,492,226)	(12,148,116)
Price-level restatement, net	(23)	574,327	1,401,499
Foreign currency translation, net	(24)	(256,251)	690,610

NON-OPERATING (LOSS) NET		(5,840,394)	(18,478,453)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		19,385,835	20,429,322

Income taxes	(7 c)	(14,779,291)	(13,390,991)

INCOME BEFORE MINORITY INTEREST		4,606,544	7,038,331

Minority interest	(20)	236,553	207,795

NET INCOME		4,843,097	7,246,126

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

	2007	2006
	ThCh$	ThCh$
NET CASH
FROM OPERATING ACTIVITIES	105,828,103	116,159,822

Net income	4,843,097	7,246,126

Sales of assets:	-	(493,671)

Net income on sale of investments	-	(578,771)
Loss on sale of investments	-	85,100

Charges ( credits ) to income that do not represent
cash flows:	114,759,275	118,572,786

Depreciation	101,476,478	105,874,277
Amortization of intangibles	2,783,363	2,142,939
Provisions and write offs	9,466,794	11,155,376
Accrued equity participation in income of related companies	(867,385)	(904,319)
Accrued equity participation in losses of related companies	-	36,648
Amortization of goodwill	738,438	1,521,919
Price-level restatement, net	(574,327)	(1,401,499)
Foreign currency translation, net	256,251	(690,610)
Other credits to income that do not represent cash flows	(256,071)	(142,422)
Other charges to income that do not represent cash flows	1,735,734	980,477

Changes in operating assets
(increase) decrease:	1,915,715	(29,762,430)

Trade accounts receivable	1,936,586	(18,810,450)
Inventories	(4,488,640)	(1,163,805)
Other assets	4,467,769	(9,788,175)

Changes in operating liabilities
increase (decrease):	(15,453,431)	20,804,806

Accounts payable related to
operating activities	11,201,615	12,471,008
Interest payable	(84,129)	3,417,514
Income taxes payable, net	(9,880,226)	4,734,998
Other accounts payable related to non-operating
activities	(10,274,187)	1,218,310
V.A.T. and other similar taxes payable	(6,416,504)	(1,037,024)

Net loss from minority interest	(236,553)	(207,795)

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

	2007	2006
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	(61,717,171)	(133,004,761)

Bonds and promissory notes payable	-	67,683,068
Dividends paid	(12,938,017)	(13,771,850)
Capital distribution	(48,779,154)	(41,369,510)
Repayment of bonds and promissory notes payable	-	(144,851,441)
Other sources of financing	-	(695,028)

NET CASH USED IN
INVESTING ACTIVITIES	(56,683,159)	(48,590,158)

Sales of property, plant and equipment	-	62,601
Sale of other investments	2,001,632	-
Acquisition of property, plant and equipment	(58,684,791)	(48,652,759)

NET CASH FLOWS FOR THE PERIOD	(12,572,227)	(65,435,097)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(1,380,481)	(752,012)

NET DECREASE OF CASH
AND CASH EQUIVALENTS	(13,952,708)	(66,187,109)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	42,132,651	99,110,032

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	28,179,943	32,922,923

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration in the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Telefónica Chile,” the “Parent Company” when referred to on an individual basis or the “Company” when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Security and Exchange Commission (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES			Participation
	TAXPAYER	Registration	(direct & indirect)
	No.	Number	2007	2006
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.85	99.67
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the six-month periods ended June 30, 2007 and 2006.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Security and Exchange Commission (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2006 and their notes have been adjusted for comparison purposes by 2.91% in order to allow for comparison with the 2007 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2006 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 20).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:
As of June 30, 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

	Company Name		Ownership Percentage

TAXPAYER			2007		2006
		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.85	-	99.85	99.67
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A. (3)	-	99.99	99.99	79.99

1) On January 26, 2006, Telefónica Internet Empresas S.A. sold its entire ownership interest of 449,081 shares to Telefónica Chile for ThCh$1,624,273 (historical). On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh$4, corresponding to its participation in that company.

On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

2) On January 26, 2006 CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh $132 (historical), corresponding to its participation in that company.

On January 27, 2006, Telefónica Empresas Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile for ThCh $1,468,683 (historical), corresponding to its participation in that company.

3) On October 20, 2006, Telefónica Internet Empresas S.A. sold 1,703,999 shares to Telefónica Gestión de Servicios Compartidos Chile S.A. for ThCh$12,800 (historical).
On that same date, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of June 30, 2007 and 2006, for initial balances, is 1.9% and 1.1%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end, as follows:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2007	526.86	713.03	273.25	18,624.17

2006	539.44	689.91	249.39	18,151.40

Foreign currency translation differences resulting from the application of this Standard are credited or debited to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of period end.

(h) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each period end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i) Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.29% .

The estimated useful lives are summarized as follows:

Assets	Range of years

Buildings	40
Central telephone equipment	7 to 12
Subscriber equipment	4
External networks	20 to 40
Office furniture and equipment	4 to 10
Software	3
Others	4 to 10

(m) Leased assets:

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(o) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization periods have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period of return on the investment (Note 12).

(p) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(q) Bonds and promissory notes payable:

•Bonds payable are recorded under liabilities at the par value of the issued bonds (note 17b). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 14).

•Promissory notes are recorded under liabilities at placement value plus accrued interest (Note 17a).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (notes 8 and 14).

(r) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circular No.1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service period of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service periods (Note 8 and 14).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the period. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency forwards:

The Company has entered into short-term forward contracts to purchase foreign currency. These contracts are hedging liabilities in foreign currency against changes in exchange rates.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (Note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(x) Cumulative translation adjustment:

The Company recognizes in this equity reserve account, the difference between the exchange rate variation and the consumer price index (C.P.I.) originating from the restatement of its investment abroad and its goodwill, which is controlled in United States dollars. The balance of this account is recognized as income in the same period in which the net income or loss is recognized on the total or partial disposal of these investments.

(y) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company’s operations and all those not defined as resulting from investing or financing activities are included under “Cash Flows from Operating Activities”.

2. Summary of Significant Accounting Policies, continued:

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

(z) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic., determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under “Accounts Receivable” or “Accounts Payable,” as applicable.

3. Accounting Changes:

During the periods covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2007	2006
	ThCh$	ThCh$

Publicly offered promissory notes	14,182,208	16,857,112

Total	14,182,208	16,857,112

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision

				Amount ThCh$	Rate %
	Purchase	Maturity					ThCh$

BCD0500907	06-Dec-04	01-Sep-07	2,634,307	2,675,894	5%	2,675,894	(6,966)
BCD0500907	09-Aug-05	01-Sep-07	1,844,010	1,873,121	5%	1,873,121	(2,925)
BCD0500907	01-Sep-05	01-Sep-07	2,107,440	2,140,710	5%	2,140,710	(4,765)
BCD0500907	06-Sep-05	01-Sep-07	2,634,300	2,675,887	5%	2,675,887	(5,914)
BCD0500907	07-Sep-05	01-Sep-07	2,634,300	2,675,887	5%	2,675,887	(5,712)
BCD0500907	08-Sep-05	01-Sep-07	526,860	535,177	5%	535,177	(1,143)
BCD0500907	08-Sep-05	01-Sep-07	526,860	535,177	5%	535,177	(1,107)
BCD0500907	14-Sep-05	01-Sep-07	1,053,720	1,070,355	5%	1,070,355	(2,196)

		Total	13,961,797	14,182,208		14,182,208	(30,728)

(1) The book value is presented net of the provision.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

Description	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal		Total Current (net)

	2007	2006	2007	2006	2007	2007		2006		2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	229,289,322	218,648,660	5,266,427	5,041,917	234,555,749	168,521,694	100.00	159,653,089	100.00	-	-
Fixed telephone service	182,259,485	174,116,159	2,374,905	2,368,717	184,634,390	128,738,621	76.39	121,883,655	76.34	-	-
Long distance	22,269,255	24,776,875	-	-	22,269,255	16,176,273	9.60	18,103,855	11.34	-	-
Communications corporate	18,315,494	17,788,910	2,393,037	2,673,200	20,708,531	18,927,115	11.23	18,831,500	11.80	-	-
Other	6,445,088	1,966,716	498,485	-	6,943,573	4,679,685	2.78	834,079	0.52	-	-
Allowance for doubtful accounts	(66,034,055)	(62,853,129)	-	(1,184,359)	(66,034,055)	-		-		-	-
Notes receivable	7,317,742	9,602,883	903,052	14,929	8,220,794	4,726,855		4,640,565		-	-
Allowance for doubtful notes	(3,493,939)	(4,977,247)	-	-	(3,493,939)	-		-		-	-
Miscellaneous accounts receivable	3,983,023	11,566,391	1,838,803	2,449,166	5,821,826	5,821,826		14,015,557		13,438,890	12,831,492
Allowance for doubtful accounts	-		- -	-	-	-		-		-	-

						Long-term receivables				13,438,890	12,831,492

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

Company		Short term		Long term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	561,041	-	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	98,307	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	545,182	1,081,177	-	-
96,834,230-4	Terra Networks Chile S.A.	741,668	2,203,386	-	-
96,895,220-k	Atento Chile S.A.	644,217	394,452	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	922,186	485,942	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	7,536,121	7,023,116	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	7,685	3,178	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	162,849	48,328	-	-
96,942,730-3	Telefónica Móviles Soluciones Chile S.A.	-	126,259	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	823	-	-	-
Foreign	Telefónica Móviles España	1,267,600	567,296	-	-
Foreign	Telefónica LD Puerto Rico	212,382	-	-	-
Foreign	Telefónica Data Usa Inc.	17,395	53,870	-	-
Foreign	Telefónica Data España	67,790	244,670	-	-
Foreign	Telefónica Argentina	662,054	1,553,658	-	-
Foreign	Telefónica Soluciones de Informática España	1,522,632	-	-	-
Foreign	Telefónica International WholeSale Services	391,526	441,734	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	-	11,528	-	-
Foreign	Telefónica Perú	517,837	193,202	-	-
Foreign	Telefónica Procesos Tec. de Información	-	1,377,090	-	-
Foreign	Telefónica Guatemala	2,593	443	-	-
Foreign	Telefónica Sao Paulo	36,054	-	-	-
Foreign	Telefónica Multimedia Perú	63,163	-	-	-
Foreign	Otecel Ecuador	22,518	-	-	-
Foreign	Telcel Venezuela	15,964	-	-	-
Foreign	Atento Colombia	16,652	-	-	-
Foreign	Telecomunicaciones de Sao Paulo	28,505	38,877	-	-

	Total	16,064,744	15,848,206	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

b) Payables to related parties are as follows:

Taxpayer No.	Company	Short term		Long term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

96,527,390-5	Telefónica Internacional Chile S.A.	290,537	291,396	-	-
96,834,230-4	Terra Networks Chile S.A.	3,385,372	4,420,798	-	-
96,895,220-k	Atento Chile S.A.	5,886,710	1,609,606	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	5,311,233	2,955,505	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	13,835,302	14,987,399	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	1,962,205	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	17,788	3,421,655	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	13,458	1,198	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	-	-	-
Foreign	Telefónica Argentina	292,979	10,419	-	-
Foreign	Telefónica Perú	1,093,591	10,664	-	-
Foreign	Telefónica Guatemala	61,685	75,909
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	29,772	13,787	-	-
Foreign	Telefónica International WholeSale Services	1,253,756	185,425	-	-
Foreign	Telefónica Puerto Rico	27,694	3,587
Foreign	Telefónica Investigación y Desarrollo	513,199	526,443	-	-
Foreign	Telecomunicaciones de Sao Paulo	144,878	58,852	-	-
Foreign	Telefónica Sao Paulo	1,463	-	-	-
Foreign	Telcel Venezuela	13,721	-	-	-
Foreign	Telefónica España	-	41,165	-	-

	Total	34,135,480	28,613,808	-	-

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

As per Article No. 89 of the Corporations Law, all these transactions are carried out under normal market conditions.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related companies, continued:
c) Transactions (1):

Company	Tax No.	Nature	Description	2007ThCh$		2006 ThCh$
		of Relationship	of transaction

Telefónica Móviles España S.A.	Foreign	Related to parent	Sales	845,692	845,692	-	-
		company	Purchases	(202,131)	(202,131)	-	-

Telefónica España	Foreign	Related to parent	Sales	-	-	321,052	321,052
		company	Purchases	-	-	(166,795)	(166,795)

Telefonica Data Usa Inc.	Foreign	Related to parent	Sales	2,713	2,713	22,200	22,200
		company	Purchases	(8,044)	(8,044)	-	-

			Sales	2,012	2,012	-	-
Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	Purchases	(296,385)	(296,385)	(288,955)	(288,955)

Terra Networks Chile S.A.	96,834,230-4	Related company	Sales	1,178,821	1,178,821	2,982,260	2,982,260
			Purchases	(5,403,410)	(5,403,410)	(428,683)	(428,683)

Atento Chile S.A.	96,895,220-k	Related company	Sales	737,569	737,569	786,513	786,513
			Purchases	(10,898,004)	(10,898,004)	(8,302,286)	(8,302,286)

Telefónica Argentina	Foreign	Related to parent	Sales	1,130,622	1,130,622	921,933	921,933
		company	Purchases	(1,058,737)	(1,058,737)	(561,626)	(561,626)

Telecomunicaciones de Sao Paulo	Foreign	Related to parent	Sales	51,910	51,910	72,409	72,409
		company	Purchases	(55,402)	(55,402)	(64,255)	(64,255)

Telefónica Guatemala	Foreign	Related to parent	Sales	8,405	8,405	4,813	4,813
		company	Purchases	(67,257)	(67,257)	(25,063)	(25,063)

Telefónica Perú	Foreign	Related to parent	Sales	693,796	693,796	503,026	503,026
		company	Purchases	(1,595,752)	(1,595,752)	(358,546)	(358,546)

Telefónica LD Puerto Rico	Foreign	Related to parent	Sales	2,198	2,198	7,037	7,037
		company	Purchases	(8,264)	(8,264)	(9,361)	(9,361)

Telefónica El Salvador	Foreign	Related to parent	Sales	3,809	3,809	2,616	2,616
		company	Purchases	(57,306)	(57,306)	(19,807)	(19,807)

Telefónica Móvil de Chile S.A.	96,786,140-5	Related to parent	Sales	7,575,908	7,575,908	7,295,506	7,295,506
		company	Purchases	(18,290,569)	(18,290,569)	(21,571,517)	(21,571,517)

Telefónica Moviles Chile Larga	96,672,160-k	Related to parent	Sales	423,429	423,429	-	-
Distancia S.A.		company	Purchases	(604)	(604)	-	-

Telefónica International WholeSale Services	Foreign	Related to parent	Sales	88	88	-	-
América		company	Purchases	(619,936)	(619,936)	-	-

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to parent	Sales	40,132	40,132	395,614	395,614
		company	Purchases	-	-	(4,657,471)	(4,657,471)

Telefónica Internacional Wholesale	Foreign	Related to parent	Sales	152	152	-	-
Services Uruguay		company	Purchases	(1,073,724)	(1,073,724)	(568,169)	(568,169)

Telefónica Gestión de	Foreign	Related to parent	Sales	41	41	-	-
Serv.Compartidos España S.A.		company	Purchases	(88,197)	(88,197)	-	-

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to parent	Sales	5,630	5,630	-	-
		company	Purchases	(73,302)	(73,302)	-	-

Telefónica Móviles Soluciones y	96,990,810-7	Related to parent
Aplicaciones S.A.		company	Sales	74,600	74,600	-	-

Telefónica International Wholesale	Foreign	Related to parent
Services USA		company	Purchases	(108)	(108)	-	-

Telefónica Internacional Wholesale Services	96,910,730-9	Related to parent	Sales	697,537	697,537	743,287	743,287
Chile S.A.		company	Purchases	(3,234,405)	(3,234,405)	(2,631,135)	(2,631,135)

Telefónica MóvilesChile S.A.	86,845,500-2	Related to parent	Sales	166,225	166,225	-	-
		company	Purchases	(2,892,951)	(2,892,951)	-	-

Telefónica Investigación y Desarrollo	Foreign	Related to parent	Sales	11,665	11,665	-	-
		company	Purchases	(792,489)	(792,489)	-	-

Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Related to parent
		company	Sales	1	1	11,840	11,840

Telefónica Data Corp España	Foreign	Related to parent
		company	Sales	151,567	151,567	-	-

(1) Includes all transactions performed with related companies.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related companies, continued:

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

7. Current and deferred income taxes:

a) General information:

As of June 30, 2007 and 2006, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$56,126,529 and ThCh$73,338,929 respectively.

In addition, as of June 30, 2007 and 2006, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh$25,203,071 and ThCh$21,771,833, respectively.

As of June 30, 2007 and 2006, accumulated tax losses of subsidiaries amount to ThCh$8,962,271 and ThCh$7,075,549, respectively.

According to current legislation, the tax years subject to an eventual review by the fiscal authority will consider transactions generated from 2004 to date for most of the Company’s operations subject to taxes.

In the normal course of its operation, the Company is subject to the regulation and oversight of the Chilean Internal Revenue Service. Based on the information available to date, management believes that there are no additional significant liabilities other than those recorded in the financial statements. However, actual taxable results may differ from these estimations.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,267,329	859,022	614,962	74,449,206	3,123,836	15,933,870
Telefónica Empresas Chile S.A.	-		-	28,545,385	1,454,136	5,846,637
Telefónica Chile S.A.	-	-	-	105,728,016	9,597,548	21,655,107
Telefónica Internet Empresas S.A.	-	-	-	4,277,629	713,862,160	876,140

Total	2,267,329	859,022	614,962	213,000,236	728,037,680	44,311,754

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

7. Current taxes , and deferred income continued:

b) Deferred taxes:

As of June 30, 2007 and 2006, the net deferred tax liabilities amounted to ThCh$38,436,337 and ThCh$44,276,411, respectively, detailed as follows:

Description		2007				2006

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,611,075	-	-	-	10,793,417	-	-	-
Vacation provision	441,420	-	-	-	556,666	-	-	-
Tax benefits for tax losses	-	1,523,586	-	-	-	1,202,843	-	-
Staff severance indemnities	-	577	-	3,722,936	761	1,458	-	5,070,015
Leased assets and liabilities	-	37,259	-	75,273	-	59,555	-	208,718
Property, plant and equipment	-	612,541	-	137,854,978	-	4,347,851	-	161,722,761
Employee benefits	-	-	-	-	12,100	-	-	-
Difference in amount of capitalized staff severance	-	293,184	-	222,825	-	497,491	365	87,402
Deferred charge on sale of assets	-	4,775	-	234,431	-	-	-	463,662
Development software	-	-	-	4,035,928	-	-	-	2,421,137
Incentive provision	121,069	-	-	-	-	-	-	-
Obsolescence provision	323,440	-	-	-	-	-	-	-
Collective negotiation bonus	-	-	-	125,811	-	-	-	20,603
Other	2,098,200	720,511	40,754	6,392,877	928,103	281,266	30,254	4,159,340

Sub-Total	13,595,204	3,192,433	40,754	152,665,059	12,291,047	6,390,464	30,619	174,153,638

Complementary accounts net of accumulated amortization	-	(812,137)	-	(98,293,976)	-	(3,592,690)	-	(114,819,025)

Sub-Total	13,595,204	2,380,296	40,754	54,371,083	12,291,047	2,797,774	30,619	59,334,613

Tax reclassification	(40,754)	(2,380,296)	(40,754)	(2,380,296)	(30,619)	(2,797,774)	(30,619)	(2,797,774)

Total	13,554,450	-	-	51,990,787	12,260,428	-	-	56,536,839

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

7. Current and deferred income taxes, continued:

c) Income tax detail:

The current tax expense recorded by the Company for the periods 2007 and 2006 resulted from the following items:

Description	2007	2006
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	13,826,032	16,168,830
Current tax expense (article 21 single tax at 35%)	37,832	8,216
Tax expense adjustment	358,020	(336,883)

Current income tax subtotal	14,221,884	15,840,163

- Current period deferred taxes	(6,148,062)	(9,488,200)
- Effect of amortization of complementary accounts for deferred assets and liabilities	6,705,469	7,039,028

Deferred tax subtotal	557,407	(2,449,172)

Total income expense tax	14,779,291	13,390,991

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2007	2006
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	2,901,371	23,205,794
Deferred union contract bonus (1)	1,421,609	222,462
Deferred exchange insurance premiums	-	64,679
Telephone directories for connection program	-	352,601
Deferred higher bond discount rate (note 25)	231,990	238,547
Deferred disbursements for placement of bonds (note 25)	129,350	169,368
Disbursements on the placement of commercial paper (Note 25)	-	35,308
Deferred disbursements for foreign financing proceeds (2)	366,021	741,197
Exchange insurance receivable	1,013,492	986,919
Deferred staff severance indemnities charges (3)	1,210,332	1,245,527
Others	171,163	884,005

Total	7,445,328	28,146,407

(1)
Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$ 4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 14).

(2)
This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets)(Note 14).

(3)
Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 14).

9.- Information regarding sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$

	Inception	End

CRV	June 25, 2007	July 20, 2007	HSBC	Ch$	800,000	5.40%	803,000	BCP0800708	800,600
CRV	June 26, 2007	July 20, 2007	BANCO ESTADO	Ch$	1,100,000	5.16%	1,103,784	BCP0800615	1,100,631
CRV	June 29, 2007	July 03, 2007	BCI	Ch$	1,000,000	5.04%	1,000,560	BCP0800811	1,000,140

			Totales		2,900,000		2,907,344		2,901,371

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

Description	2007		2006

	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	28,217,157	-	28,334,062

Building and improvements	376,867,187	808,794,856	354,783,578	808,260,487

Machinery and equipment	2,232,960,080	2,847,978,061	2,106,541,119	2,806,690,777
Central office telephone equipment	1,372,719,345	1,589,958,536	1,293,776,315	1,586,464,206
External building	630,485,066	957,368,564	620,392,268	975,059,916
Subscribers’ equipment	192,467,057	262,671,838	154,980,734	206,881,336
General equipment	37,288,612	37,979,123	37,391,802	38,285,319
Other Property, Plant and Equipment	199,384,145	341,268,441	166,858,089	288,393,532

Office furniture and equipment	104,122,537	114,660,434	87,908,421	110,346,560
Projects, work in progress and materials	-	110,506,720	-	82,084,469
Leased assets (1)	70,250	512,583	61,689	512,583
Assets temporarily out of service	7,137,595	7,137,595	6,972,677	7,137,768
Software	87,009,469	107,253,702	70,952,059	87,131,408
Other	1,044,294	1,197,407	963,243	1,180,744

Technical revaluation Circular 550	10,956,703	9,654,342	10,865,278	9,644,549

Total	2,820,168,115	4,035,912,857	2,639,048,064	3,941,323,407

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the periods ended June 31, 2007 and 2006 amounting to ThCh$98,400,833 and ThCh$101,119,250, respectively, and administrative and selling expenses with a depreciation charge of ThCh$3,075,645 and ThCh$4,458,698 for 2007 and 2006, respectively. Assets temporarily out of service mainly consist of telephone equipment under repair, and incurred depreciation amounting to ThCh$726,045 in 2006, which is classified as “Other non-operating expenses” (note 22b).

During the normal course of its operations the Company monitors both new and existing assets and their depreciation rates, adjusting them to the technological evolution and development of the market in which it competes.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment, continued:

The detail of item after the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
			equipment	equipment
Description			2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(484,038)	-	(484,038)	(527,018)
Building and improvements	(772,977)	(4,227,068)	(5,000,045)	(5,077,573)
Machinery and equipment	(45,346)	15,183,771	15,138,425	15,249,140

Total	(1,302,361)	10,956,703	9,654,342	9,644,549

Depreciation of the technical reappraisal surplus amounted to ThCh$(33,698) and ThCh$(32,394) for 2007 and 2006, respectively.
Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,483,174,194 in 2007 and ThCh$1,211,526,134 in 2006, which include ThCh$13,116,655 and ThCh$13,118,759, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

The detail of investments in related companies is as follows:

Taxpayer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies

					2007%	2006%	2007 ThCh$	2006 ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	150,094,699	157,611,465
96,895,220-K	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	16,333,319	16,163,215

Taxpayer No.	Company	Net income (loss) of the companies		Equity in income (loss) of the investment		Investment value		Investment book value

		2007	2006	2007	2006	2007	2006	2007	2006

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	451,085	(1,404,092)	11,773	(36,648)	3,917,472	4,113,659	3,917,472	4,113,659
96,895,220-K	Atento Chile S.A. (2)	2,966,755	3,135,637	855,612	904,319	4,710,530	4,661,111	4,710,530	4,661,111

	Total					8,628,002	8,774,770	8,628,002	8,774,770

(1)
The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph N° 4 of Circular No. 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2)	As of June 30, 2007, the value of the investment was recognized on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

12. Goodwill:

The detail of goodwill is as follows:

			2007		2006
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
		of	amortized	Goodwill	amortized	Goodwill
		origin	in the year		in the year
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	96,228	1,509,700	96,228	2,490,237
96,551,670-0	Telefónica Larga Distancia S.A.	1998	593,690	13,538,044	593,690	14,735,264
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	-	-	783,481	-
96,834,320-3	Telefónica Internet Empresas S.A.(2)	1999	48,520	342,862	48,520	440,707

	Total		738,438	15,390,606	1,521,919	17,666,208

(1)
As indicated in Note 2d) No. 1, on January 26, 2006 the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) to Telefónica Chile S.A. This sale was performed at book value, not taking into consideration in the price the amount corresponding to goodwill,, which meant recognizing in results (in an extraordinary manner) the amortization of the balance of goodwill as of that date.

(2)	On January 27, 2006 Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh$1,468,683 (historical), which corresponded to its participation in this company.

On January 26 CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh$132 (historical), which corresponded to its participation in this company.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return on investment.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

13. Intangibles:

The detail of intangibles is as follows:

Description	2007	2006
	ThCh$	ThCh$

Underwater cable rights (gross)	24,120,539	24,133,312
Accumulated amortization, previous exercises	(4,405,118)	(3,213,311)
Amortization for the period	(614,458)	(619,657)
Licenses (Software) (gross)	15,812,741	12,305,399
Accumulated amortization, previous exercises	(8,780,621)	(4,649,997)
Amortization for the period	(2,168,905)	(1,523,282)

Total Net Intangibles	23,964,178	26,432,464

14. Other non-current assets:

The detail of other non-current assets is as follows:

Description	2007	2006
	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (note 8(2)) (1)	624,757	1,115,728
Deferred union contract bonus (note 8(1))	2,402,990	35,133
Bond issue expenses (note 25)	624,911	767,843
Bond discount (note 25)	1,022,314	1,258,011
Securities deposits	138,367	120,962
Deferred charge due to change in actuarial estimations (note 8(3)) (2)	7,606,545	8,765,306
Deferred staff severance indemnities (3)	4,014,922	4,530,680
Other	-	4

Total	16,434,806	16,593,667

(1)
This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2)
With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases for the year 2006, whichincludes the rate mentioned in Note 2 (s) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is recorded under Other Current   Assets (Note 8)

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3)
In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8)

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long- term Receivables.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

15.   Short-term obligations with banks and financial institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		TOTAL

Taxp.No.	Bank or financial institution	2007	2006	2007	2006	2007	2006

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	449,623	448,821	449,623	448,821
Foreign	CALYON NEW YORK BRANCH AND
	OTHERS	150,419	160,971	-	-	150,419	160,971
97,008,000-7	CITIBANK (2)	646,855	650,721	-	-	646,855	650,721
Foreign	BBVA BANCOMER AND OTHERS	661,978	700,326	-	-	661,978	700,326

	Total	1,459,252	1,512,018	449,623	448,821	1,908,875	1,960,839

	Outstanding principal	-	-	-	-	-	-

	Average annual interest rate	5.69%	5.63%	3.04%	3.16%	5.19%	5.15%

Percentage of obligations in foreign currency :	76.45 % for 2007 and 77.11 % for 2006
Percentage of obligations in local currency :	23.55 % for 2007 and 22.89 % for 2006

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

16. Long-term obligations with banks and financial institutions

Long-term obligations with banks and financial institutions:

Taxp.No.	Bank or financial institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of June 30,2007	Average annual interest rate	Long-term portion as of June 30,2006

			1 to 2	2 to 3	3 to 5

			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	-	105,372,000	-	105,372,000	Libor + 0.35%	111,025,289
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	79,029,000	79,029,000	Libor + 0.334%	83,268,966
97,008,000-7	BANCO CITIBANK (2)	US$	79,029,000	-	-	79,029,000	Libor + 0.31%	83,268,968

	SUBTOTAL		79,029,000	105,372,000	79,029,000	263,430,000	5.69%	277,563,223

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	66,208,924	-	66,208,924	Tab 360 + 0.325%	66,404,652

	SUBTOTAL		-	66,208,924	-	66,208,924	3.18%	66,404,652

	TOTAL		79,029,000	171,580,924	79,029,000	329,638,924	5.19%	343,967,875

Percentage of obligations in foreign currency :	79.91 % for 2007 and 80.69 % for 2006
Percentage of obligations in local currency :	20.09 % for 2007 and 19.31 % for 2006

(1)	In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009; in addition, the Company changed the agent bank, which until then had been Bilbao Viscaya Argentaria Bank.
(2)	In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008; in addition, the Companychaned the agent bank, which until then had been the ABN Amro Bank.
(3)	In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011; in addition, the Company changed the agent bank, which until then had been the ABN Amro Bank.
(4)	In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010. In February 2007 the interest rate was changed from 0.45% to 0.325%.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

17. Bonds and promissory notes payable:

a) Promissory notes:

On January 27, 2003 and May 12, 2004, Telefónica Chile registered a series of promissory notes in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these promissory notes.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000, maturing on December 6, 2006. The placement agent was Inversiones Boston Corredores de Bolsa.

The details of these transactions are described below:

Registration or identification number of the instrument	Series	Current nominal amount placed ThCh$	Bond readjustment unit ThCh$	Interes t rate %	Final Maturity	Accounting value		Placement in Chile or abroad

						2007 ThCh$	2006 ThCh$

Short-term
promissory note

015	I	12,000,000	Ch$ non-adjustable	0.4800	Dec 06, 2006	-	12,047,339	Chile

				Total		-	12,047,339

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

17. Bonds and Commercial Papers Payable, continued:

b) Bonds

The detail of bonds issued, classified as short and long-term, is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annualinterest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad

						Interest payment	Amortizations	2007 ThCh$	2006 ThCh$

Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	1,477,787	1,499,370	Chile
281,20,12,01	L (1)	-	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	374,813	722,009	Chile

Issued in New York	Yankee Bonds	49,603,000	US$	7.625	Jul, 2006	Semi-annual	Maturity	-	28,504,093	USA

							Total	1,852,600	30,725,472

Long-term bonds
143,27,06,91	F	571,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	10,642,382	12,008,075	Chile
281,20,12,01	L (1)	3,000,000	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	55,872,510	56,037,689	Chile

							Total	66,514,892	68,045,764

(1)
On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually. There is a redemption option as of October 25, 2007.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

18. Accruals and Write-offs:

The detail of accruals shown in liabilities is as follows:

		2007	2006
		ThCh$	ThCh$

Current
Staff severance indemnities		547,356	343,318
Vacation		2,596,589	3,274,502
Other employee benefits (1)		3,373,640	5,358,032
Employee benefit advances		(2,507,312)	(1,595,188)

	Sub-Total	4,010,273	7,380,664

Long-term
Staff severance indemnities		36,262,334	35,556,687

	Total	40,272,607	42,937,351

(1) Includes provisions as per current union agreement.

During the period, there were bad debt write-offs of ThCh$6,502,187 in 2007 and ThCh$2,346,910 in 2006, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2007	2006
	ThCh$	ThCh$

Beginning balance (historical values)	35,988,274	35,813,359
Payments for the period	(1,067,466)	(5,469,227)
Changes in actuarial hypotheses	-	2,878,748
Provision increase	1,888,882	1,635,704
Other (1)	-	1,041,421

Total	36,809,690	35,900,005

(1) Restatement for comparison purposes.

20. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. The detail for 2007 and 2006 is as follows:

Subsidiaries	Percentage		Participation in equity		Participation in net income (loss)
	Minority
	Interest

	2007	2006	2007	2006	2007	2006
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Instituto Telefónica Chile S.A.	-	20.00	-	12,306	-	(38,014)
Telefónica Larga Distancia S.A.	0.15	0.33	235,730	484,901	14,201	24,646
Fundación Telefónica Chile	50.00	50.00	(71,092)	86,398	(250,756)	(194,428)
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	16	15	2	1

	Totales		164,654	583,620	(236,553)	(207,795)

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders’ equity

During the 2007 and 2006, changes to shareholders’ equity accounts are as follows:

	Paid-in	Reserve equity indexation	Other	Retained	Net	Interim	Total
	capital		reserves	earnings	income	dividend	shareholders´
							equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2007

Balances as of December 31, 2006	890,894,953	-	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	-	(257,318)	-	-	-	(257,318)
Capital decrease	(48,815,012)	-	-	-	-	-	(48,815,012)
Absorption of interim dividends	-	-	-	(10,486,613)	-	10,486,613	-
2006 final dividends	-	-	-	(12,866,433)	-	-	(12,866,433)
Price-level restatement, net	-	16,341,224	(44,045)	-	-	-	16,297,179
Other reserves	-	-	682,346	-	-	-	682,346
Net income	-	-	-	-	4,843,097	-	4,843,097

Balances as of June 30, 2007	842,079,941	16,341,224	(2,619,528)	-	4,843,097	-	860,644,734

2006

Balances as of December 31, 2005	912,692,729	-	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 income to retained earnings	-	-	-	25,183,320	(25,183,320)	-	-
Cumulative translation adjustment	-	-	205,567	-	-	-	205,567
Capital decrease	(40,200,514)	-	-	-	-	-	(40,200,514)
Absorption of interim dividends	-	-	-	(10,528,728)	-	10,528,728	-
2005 final dividends	-	-	-	(14,654,592)	-	-	(14,654,592)
Price-level restatement, net	-	9,677,815	(19,263)	-	-	21,058	9,679,610
Net income	-	-	-	-	7,041,369	-	7,041,369

Balances as of June 30, 2006	872,492,215	9,677,815	(1,564,937)	-	7,041,369	-	887,646,462

Restated balances as of June 30, 2007	897,863,530	9,959,237	(1,610,444)	-	7,246,126	-	913,458,449

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of June 30, 2007 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid shares	No. of shares with
	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	768,916,666	768,916,666
B	73,163,275	73,163,275

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the stratification of shareholders by percentage of ownership in the Company as of June 30, 2007 is as follows:

	Percentage of Total	Number of
	holdings	shareholders
Type of shareholder	%

10% holding or more	59.14	2
Less than 10% holding:	40.10	1,430
Investment equal to or exceeding UF 200
Investment under UF 200	0.76	10,881

Total	100.00	12,313

Controlling company	44.90	1

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Taking into consideration the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:

On April 20, 2006, the Company modified its bylaws in order to perform a capital decrease in the amount of ThCh$40,200,514 (historical), for the purpose of distributing additional cash to the shareholders in 2006. That distribution was equivalent to Ch$42 per share and Ch$168 per ADR.

On October 26, 2006, the Board agreed to submit payment of interim dividend No. 172 in the amount of ThCh$10,528,728 (historical), equivalent to Ch$11 per share to the approval of the Shareholders’ Meeting.

On April 13, 2007, the Extraordinary Shareholders’ Meeting approved payment of final dividend No. 173, in the amount of ThCh$12,866,433 (historical), equivalent to Ch$13.44234 per share, charged to 2006 net income. The dividend was paid on May 15, 2007.

In addition, it approved modification of the Company’s bylaws in order to effect a capital decrease in the amount of ThCh$48,815,012 (historical), for the purpose of distributing additional cash to the shareholders in 2007. That capital distribution was equivalent to Ch$51 per share.

(d) Other reserves:

Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount		Net

	Company	December 31, 2006	Price-level	Movement	Balance as of
			restatement		June 30, 2007
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	(682,346)	-	682,346	-
Foreign	TBS Celular Participación S.A.	(2,318,165)	(44,045)	(257,318)	(2,619,528)

	Total	(3,000,511)	(44,045)	425,028	(2,619,528)

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2007	2006
	ThCh$	ThCh$

Administrative services	1,003,751	37,417
Fines levied on suppliers and indemnities	38	128,507
Proceeds from sale of used equipment	1,605,377	348,392
Real estate rental	-	180,176
Other	256,071	137,278

Total	2,865,237	831,770

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2007	2006
	ThCh$	ThCh$

Lawsuit and other provisions	1,913,515	892,118
Removal of property, plant and equipment that is out of service	1,129,901	749,420
Restructuring costs (1)	548,241	9,548,793
Extraordinary payment to contractors	484,736	-
Other	415,833	957,785

Total	4,492,226	12,148,116

(1) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2007	2006
		ThCh$	ThCh$

Inventory	C.P.I.	810	17,994
Other current assets	C.P.I.	29,871	3,155
Other current assets	U.F.	303,770	(2,852)
Short and long-term deferred taxes	C.P.I.	1,942,648	1,286,766
Property, plant and equipment	C.P.I.	24,159,854	15,024,896
Investments in related companies	C.P.I.	141,487	70,032
Goodwill	C.P.I.	315,402	200,249
Long-term receivables	C.P.I.	37	132,463
Long-term receivables	U.F.	674	(178,932)
Other long-term assets	C.P.I.	289,646	443,791
Other long-term assets	U.F.	24,370	26,032
Expense accounts	C.P.I.	2,894,771	2,352,715

Total Credits		30,103,340	19,376,309

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2007	2006
		ThCh$	ThCh$

Short-term obligations	C.P.I.	(21,019)	-
Short-term obligations	U.F.	(627,456)	(172,312)
Long-term obligations	C.P.I.	-	(5,919)
Long-term obligations	U.F.	(8,199,905)	(4,259,966)
Shareholders’ equity	C.P.I.	(16,297,179)	(9,961,085)
Revenue accounts	C.P.I.	(4,383,454)	(3,575,528)

Total (Charges)		(29,529,013)	(17,974,810)

Price-level restatement, net		574,327	1,401,499

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

24. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges) Credits	Currency	2007	2006
		ThCh$	ThCh$

Current assets	US$	489,102	3,908,755
Current assets	EURO	(7,157)	1,596
Current assets	REAL	176,737	153,450
Long-term receivables	US$	609,701	1,740,945
Other long-term assets	US$	-	(1,485)

Total Credits		1,268,383	5,803,261

Liabilities (Charges) Credits	Currency	2007	2006
		ThCh$	ThCh$

Short-term obligations	US$	(501,285)	(2,007,444)
Short-term obligations	EURO	1,866	(323)
Short-term obligations	REAL	(33,550)	57,013
Long-term obligations	US$	(991,665)	(3,161,897)

Total (Charges)		(1,524,634)	(5,112,651)

Foreign currency translation, net		(256,251)	690,610

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

25. Expenses from issuance and placement of shares and debt:

The detail of this item is as follows:

		Short-term		Long-term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses		129,350	169,368	624,911	767,843
				1,022,31	1,258,01
Discount on debt		231,990	238,547	4	1

Disbursements on the placement of promissory notes		-	35,308	-	-

	Total	361,340	443,223	1,647,22	2,025,85

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which generate future cash flows are as follows:

a) Financing activities: Financing activities that generate future cash flows are as follows:
       Obligations with banks and financial institutions         - Notes 15 and 16
       Obligations with the public                                         - Note 17

b) Investing activities: Investing activities that generate future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,182,208

c) Cash and cash equivalents:

	2007	2006
	ThCh$	ThCh$

Cash	6,249,957	6,030,764
Time deposits	19,028,615	3,686,365
Other current assets	2,901,371	23,205,794

Total	28,179,943	32,922,923

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. Derivative Contracts:

The detail of derivative contracts is as follows:

Type of Derivative	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts

		Contract Value	Maturity or Expiration	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income

						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig,in US$	150,000,000	79,029,000	asset	79,341,868	(1,152,742)	-
									liabilities	(91,601,273)
S	CCPE	200,000,000	II Quarter 2009	Exchange rate	C	Oblig,in US$	200,000,000	105,372,000	asset	105,423,824	(2,571,663)	-
									liabilities	(122,795,492)
S	CCPE	150,000,000	II Quarter 2011	Exchange rate	C	Oblig,in US$	150,000,000	79,029,000	asset	79,203,187	(2,468,076)	-
									liabilities	(86,131,723)
FR	CI	26,400,000	III Quarter 2007	Exchange rate	V	-	-	-	asset	14,061,718	145,100	-
									liabilities	(13,916,619)
FR	CI	2,794,463	III Quarter 2007	Exchange rate	C	-	-	-	asset	1,472,291	(57,917)	-
									liabilities	(1,530,207)
FR	CI	9,550,707	III Quarter 2007	Exchange rate	C	-	-	-	asset	5,031,885	(134,098)	-
									liabilities	(5,165,982)
FR	CI	2,913,614	IV Quarter 2007	Exchange rate	C	-	-	-	asset	1,535,067	22,930	-
									liabilities	(1,512,137)
FR	CI	3,314,341	III Quarter 2007	Exchange rate	C	-	-	-	asset	905,670	81,046	-
									liabilities	(824,597)
FR	CI	3,449,508	IV Quarter 2007	Exchange rate	C	-	-	-	asset	942,580	87,281	-
									liabilities	(855,300)
FR	CI	641,546	I Quarter 2008	Exchange rate	C	-	-	-	asset	175,303	16,453	-
									liabilities	(158,850)

Exchange forward contracts expensed during the period ( net )											(73,991)	-

				TOTAL							(6,105,677)	-

Type of derivates :	FR: Forwad	Type of Contract:	CCPE: Hedge contract for existing transactions

	S : Swap		CI: Investment hedge contract

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. Contingencies and commitments:

a) Lawsuits against the Government:

i) On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the attempted administrative recourse determining that it had “carefully evaluated the viability and timeliness of the petition made, taking into consideration the set of concurring circumstances set forth in the motion together with the prudence that must orient public actions,” adding that the rejection “had no other motivation apart from protecting the general interest and progress of the telecommunications services”.

After administrative attempts to correct the errors and illegalities involved in the tariff setting process of 1999 came to the end discussed above, in March 2002, Telefónica Chile filed a lawsuit against the State of Chile, claiming damages of ThCh$ 181,038,411, plus readjustments and interest, which covers past and future damages through May 2004. The lawsuit is currently awaiting judgment.

ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity lawsuit against the Government of Chile, claiming damages stemming from the modifications to telecommunications networks as a result of related to work performed on highways by concessionaires from 1996 to 2000.

The Government forced both companies to pay for the transfer of their communications networks due to the construction of public works by concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$1,929,207
b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209

The process is currently in the final judgement stage.

b) Lawsuits:

(i) Voissnet Accusation:

On January 20, 2006, Telefónica Chile responded to the claim made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which, in Voissnet´s opinion, threatened free competition, development and growth of Internet technology, especially broadband telephony and access to broadband, which prohibitcarrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet has requested that the Antitrust Commission force Telefónica Chile to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units.

On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court requesting the sentence be revoked and exonerating the Company from any sanction. The appeal was accepted for processing and the Supreme Court has not yet set a date to hear the allegations of the parties.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

(ii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed a plenary suit requesting payment of Ch$2,204 million plus sums accrued during the suit to cover access charges for the use of its networks. VTR bases its complaint on the differences that occurred as a result of the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile responded to the complaint by arguing that the tariffs for access charges that both parties must pay for the reciprocal use of their networks are regulated under a contract signed with VTR. VTR, however, does not recognize the validity of this contract. VTR’s complaint has been accepted and the requested compensation has been ordered. The Company filed an appeal for annulment which is currently pending before the Court of Appeals of Santiago.

In connection with the above proceeding, two additional judicial proceedings are underway The first was filed by VTR before Subtel in 2002 for alleged non-payment of invoices for access charges set by D.S. 26. VTR has requested that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. That case has been suspended by order of the Minister until a judgment is issued in the judicial proceeding filed by VTR in 2000. The second proceeding underway was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. That case has been suspended until a judgment is provided in the first of the aforementioned lawsuits.

In turn, on December 21, 2005, Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service), in the amount of Ch$1,500 million, plus sums accrued during the course of the trial. Based on the same argument, VTR filed a countersuit in the amount of Ch$1,200 million. The judicial process is currently in the first phase.

(iii) Manquehue Net

On June 24, 2003, Telefónica Chile filed a lawsuit against Manquehue Net, to be heard by the mixed arbitrator Mr. Victor Vial del Río, requesting economic compensation for breach of contract in the amount of ThCh$3,647,689, in addition to the sums accrued during the proceeding. and requesting that Manquehue Net be forced to comply with the terms of the contract. Likewise, and on the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

On April 11, 2005, the Court issued the sentence for the first phase, in which it accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$ 452 million, and at the same time the Court accepted the complaint filed by Manquehue Net, condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. Contingencies and restrictions, continued:

(iv) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The parties have recently been noticed and the lawsuit is proceeding through the initial stages.

(v) Protection Motion:

On June 28, 2006 television channels UCTV and TVN filed a petition for protection against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30th, the Court of Appeals declared the petition inadmissible. The decision was confirmed on July 4, 2006, when the motion for reversal was rejected.

The complaint filed before the Supreme Court by the television channels was declared inadmissible on July 13, 2006.

(vi) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, there are labor proceedings, among others, involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various past occasions, the Supreme Court has reviewed the judgments handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, and who, in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. To date, two of these lawsuits have resulted in favorable judgments for the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various reasons.

Management and their internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, Management and their legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency representing significant liabilities in excess of those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (notes 15, 16 and 17) which establish, among other things: clauses on the maximum debt the Company may maintain. The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of June 30, 2007, the Company complies with all financial restrictions.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2007	2006
		ThCh$	ThCh$

Total current assets:		285,798,136	275,450,844
Cash	Non-indexed Ch$	4,152,941	5,928,966
	US$	2,052,651	48,153
	Euros	44,365	53,645
Time deposits	Indexed Ch$	314,276	307,649
	Non-indexed Ch$	8,619,725	-
	US$	10,094,614	3,378,716
Marketable securities	Indexed Ch$	-	2,000,756
	US$	14,182,208	14,856,356
Notes and accounts receivable (1)	Non-indexed Ch$	177,462,996	170,953,951
	US$	1,554,211	7,355,260
	Euros	53,168	-
Accounts receivable from related companies	Non-indexed Ch$	11,713,446	13,729,322
	US$	4,351,298	2,118,884
Other current assets (2)	Indexed Ch$	15,690,278	13,235,531
	Non-indexed Ch$	34,100,569	35,771,567
	US$	1,204,669	5,576,468
	Reales	206,721	135,620
Total property, plant and equipment :		1,215,744,742	1,302,275,343
Property, plant and equipment and accumulated	Indexed Ch$
Depreciation		1,215,744,742	1,302,275,343
Total other long-term assets		77,860,740	82,302,859
Investment in related companies	Indexed Ch$	8,628,002	8,774,770
Investment in other companies	Indexed Ch$	4,258	4,258
Goodwill	Indexed Ch$	15,390,606	17,666,208
Other long-term assets (3)	Indexed Ch$	28,107,202	48,255,065
	Non-indexed Ch$	25,730,672	7,602,558

Total assets		1,579,403,618	1,660,029,046

Subtotal by currency	Indexed Ch$	1,283,879,364	1,392,519,580
	Non-indexed Ch$	261,780,349	233,986,364
	US$	33,439,651	33,333,837
	Euros	97,533	53,645
	Reales	206,721	135,620

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

30. Local andCurrency , Foreign continued:

A summary of the current liabilities in local and foreign currency is as follows:

			Up to 90 days				90 days up to 1 year

		2007		2006		2007		2006

Description	Currency		Average		Average		Average		Average
		Amount	annual	Amount	annual		annual	Amount	annual
		ThCh$	interest	ThCh$	interest	ThCh$	interest	ThCh$	interest
			%		%		%		%

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	-	-	-	-	449,623	3.18	448,821	3.16
	US$	1,459,252	5.69	1,512,018	5.55	-	-	-	-

Bonds and promissory notes payable (Promissory notes)	Non-indexed Ch$
		-	-	-	-	-	-	12,047,339	5.10

Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	1,852,600	4.15	-	-	-	-	2,221,378	6.00
	US$	-	-	28,504,094	7.60	-	-	-	-

Long-term obligations maturing within a year	Indexed Ch$	3,958	8.10	8,087	8.10	11,874	8.10	8,085	8.10

Accounts payable to related companies	Non-indexed Ch$	30,851,116	-	28,108,027	-	-	-	291,396	-
	US$	3,284,364	-	214,385	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	1,293,410	-	332,328	-	-	-	-	-
	Non-indexed Ch$	143,212,760	-	132,802,241	-	939,386	-	2,813,884	-
	US$	9,889,210	-	10,141,782	-	-	-	38,176	-
	Euros	-	-	155,676	-	-	-	-	-
	Reales	163,213	-	5,594	-	-		21,802

TOTAL CURRENT LIABILITIES		192,009,883		201,784,232		1,400,883	-	17,890,881

Subtotal by currency	Indexed Ch$	3,149,968	-	340,415	-	461,497	-	2,678,284	-
	Non-indexed Ch$	174,063,876	-	160,910,268	-	939,386	-	15,152,619	-
	US$	14,632,826	-	40,372,279	-	-	-	38,176	-
	Euros	-	-	155,676	-	-	-	-	-
	Reales	163,213	-	5,594	-	-	-	21,802	-

(4)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

Management’s Discussion and Analysis of the Consolidated Financial Statements

30. Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007

		Amount	Average	Amount	Average	Amount	Average	Amount	Average
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	66,208,924	3,18	-	-	-	-	-	-
	US$	184,401,000	5,69	79,029,000	5.69	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,660,595	6,00	2,660,595	6.00	61,193,702	3.95	-	-
Other long-term liabilities (5)	Indexed Ch$	36,331,621	-	5,361,656	-	10,637,915	-	70,517,102	-
	Non-indexed Ch$	406,943	-	391,572	-	799,015	-	4,583,824	-

TOTAL LONG-TERM
LIABILITIES		290,009,083		87,442,823		72,630,632		75,100,926

Subtotal by currency	Indexed Ch$	105,201,140	-	8,022,251	-	71,831,617	-	70,517,102	-
	Non-indexed Ch$	406,943	-	391,572	-	799,015	-	4,583,824	-
	US$	184,401,000	-	79,029,000	-	-	-	-	-

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2006		2006		2006		2006

			Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	66,404,652	3.16	-	-	-	-
	US$	194,294,256	5.07	83,268,967	5.33	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,668,477	6.00	2,668,477	6.00	62,708,810	3.99	-	-
Other long-term liabilities (5)	Indexed Ch$	37,512,696	-	13,887,295	-	21,763,865	-	31,450,560	-
	Non-indexed Ch$	3,723,055	-	427,683	-	1,069,209	-	4,463,862	-

TOTAL LONG-TERM
LIABILITIES		238,198,484		166,657,074		85,541,884		35,914,422

Subtotal by currency	Indexed Ch$	40,181,173	-	82,960,424	-	84,472,675	-	31,450,560	-
	Non-indexed Ch$	3,723,055	-	427,683	-	1,069,209	-	4,463,862	-
	US$	194,294,256	-	83,268,967	-	-	-	-	-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

2

31. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2007 and 2006.

32. Subsequent events:

On July 4, 2007, the Supreme Court issued a sentence on the appeal filed by the Company against the decision of the Antitrust Commission in the lawsuit filed by Voissnet. The first sentence applied a fine in the amount of 1,500 UTA (“Unidades Tributarias Anuales”), which was reduced by the Supreme Court to 556 UTA, of which 150 UTA had been previously consigned.

Management is unaware of any other significant subsequent events that have occurred between July 1 and 23, 2007, that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel, because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

			Principal ThCh$	Rate %		Principal ThCh$	Accrued	2007
Placement	Institution	Currency			Maturity		interest	ThCh$

June 11, 2007	CORP BANCA	Ch$	1,400,000	5.58	July 11, 2007	1,400,000	4,123	1,404,123
June 12, 2007	CORP BANCA	Ch$	1,600,000	5.52	July 12, 2007	1,600,000	4,416	1,604,416
June 13, 2007	CORP BANCA	Ch$	1,400,000	5.54	July 20, 2007	1,400,000	3,665	1,403,665
June 13, 2007	CORP BANCA	Ch$	700,000	5.54	July 20, 2007	700,000	1,833	701,833
June 15, 2007	BCI	Ch$	600,000	5.52	July 20, 2007	600,000	1,380	601,380
June 20, 2007	BANCO SANTANDER	Ch$	1,400,000	5.52	July 20, 2007	1,400,000	2,146	1,402,146
June 30, 2007	BANCO SANTANDER	Ch$	1,928	-	July 30, 2007	1,928	-	1,928
June 29, 2007	HSBC	Ch$	1,500,000	5.64	Aug 13, 2007	1,500,000	235	1,500,235
June 05, 2007	BCI	UF	17	3.00	Sep 04, 2007	314,057	218	314,275
June 29, 2007	ABN AMRO BANK	US$	10,350	5.24	July 03, 2007	5,453,001	793	5,453,794
June 08, 2007	BCI	US$	155	5.32	July 09, 2007	81,434	265	81,699
June 08, 2007	BCI	US$	138	5.32	July 09, 2007	72,663	236	72,899
June 18, 2007	BANCO SANTANDER	US$	8,500	5.30	July 20, 2007	4,478,310	7,912	4,486,222

		Total				19,001,393	27,222	19,028,615

The detail of time deposits is as follows:

3

35. Accounts payable:

The detail of the accounts payable balance is as follows:

		2007	2006
Description		ThCh$	ThCh$

Suppliers
Chilean		107,768,257	72,417,497
Foreign		8,264,998	5,710,317
Provision for work in progress		7,003,769	12,009,600

	Total	123,037,024	90,137,414

36. Other accounts payable:

The detail of other accounts payable is as follows:

		2007	2006
Description		ThCh$	ThCh$

Exchange insurance contract payables		313,791	973,756
Billing on behalf of third parties		6,855,308	6,187,239
Accrued supports		839,681	1,339,966
Creditors for materials received		-	360,227
Carrier service		3,499,666	9,852,819
Others		52,690	1,965,195

	Total	11,561,136	20,679,202

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2007 and 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

6

1. HIGHLIGHTS

Decrease in Financial Debt

Telefónica Chile improved its level of indebtedness and financial ratios, through a decrease in the debt level, in 2006 and has continued improving during the first six months of 2007. As of June 30, 2007, the financial debt reached Ch$399,931 million, reflecting a 12.4% decrease with respect to the financial debt of Ch$456,763 million recorded as of June 30, 2006. The decrease in the indebtedness levels, together with the improved financing conditions, translated into a decrease of 22.7% in financial expenses as of June 30, 2007.

Capital Reduction

Shareholders at the Extraordinary Shareholders’ Meeting held on April 13, 2007 approved the following:

a) Reduce paid-in capital by Ch$ 48,815,011,335, maintaining the same amount of shares issued by the Company, for a payout of Ch$ 51 per share. The Board of Directors will set the date of payment to the shareholders.
b) Modify the Company bylaws to reflect the previous agreements.

On May 23, 2007, the Board of Directors of Telefónica Chile agreed to pay the capital decrease of Ch$48,815,011,335 to the shareholders on June 12, 2007.

Appointment of Directors

Telefónica Chile
Shareholders at the General Shareholders’ Meeting held on April 13, 2007 approved the following:

i) Appoint the following people as Series A Directors of Compañía de Telecomunicaciones de Chile S.A.:

	Directors	Alternates
	Emilio Gilolmo López	José María Alvarez-Pallete
	Narcis Serra Serra	Manuel Alvarez-Tronge
	Andrés Concha Rodríguez	Luis Cid Alonso
	Fernando Bustamante Huerta	Mario Vásquez
	Hernán Cheyre Valenzuela	Carlos Díaz Vergara
	Patricio Rojas Ramos	Benjamín Holmes Bierwirth

ii)	Designate the following people as Series B Directors of Compañía de Telecomunicaciones de Chile S.A.:

	Director	Alternate
	Marco Colodro Hadjes	Alfonso Ferrari Herrero

7

Telefónica Larga Distancia
Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to appoint the following people as directors:

-Emilio Gilolmo López
-José Moles Valenzuela
-Julio Covarrubias Fernández
-Diego Martínez-Caro de la Concha-Castañeda
-Humberto Soto Velasco
-Cristian Aninat sala s
-Juan Antonio Etcheverry Duhalde

Telefónica Multimedia Chile
Shareholders at the General Shareholders’ Meeting held on April 20, 2007 agreed to appoint the following people as directors:

-José Moles Valenzuela
-Julio Covarrubias Fernández
-Humberto Soto Velasco
-Juan Antonio Etcheverry Duhalde
-Cristian Aninat Salas

Dividend Policy

Telefónica Chile
Shareholders at the General Shareholders’ Meeting held on April 13, 2007 agreed to distribute 2006 net income by paying a final dividend of Ch$13.44234 per share, to be paid on May 16, 2007. In accordance with the current dividend policy, this dividend added to the interim dividend that was approved in October 2006 add up to 100% of 2006 net income.

Telefónica Larga Distancia
On September 23, 2006, the Board of Directors of Telefónica Larga Distancia agreed to modify the dividend policy. The Board established its intention to distribute 30% of net income generated during the respective year through a final dividend in May of each year, to be proposed at the General Shareholders’ Meeting.

Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to distribute 30% of net income for the year through payment of a dividend of Ch$77.69941 per share, to be paid on May 10, 2007.

Telefónica Empresas
Shareholders at the Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile held on March 23, 2007 agreed to pay a final dividend in the amount of Ch$10,473,441,211, equivalent to Ch$ 26.118085 per share, to be paid in cash before March 30, 2007 with a charge to retained earnings as of December 31, 2006.

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Name Change

Telefónica Empresas
Shareholders at the Extraordinary Shareholders’ Meeting held on March 23, 2007 approved the company’s name change from “Telefónica Empresas CTC Chile S.A.” to “Telefónica Empresas Chile S.A.” and replaced the first article of its bylaws.

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile, granted through Exempt Resolutions No. 81 of 2006 and No. 260 of 2007.

Telefónica Multimedia began commercializing satellite television services and is authorized to commercialize television services through the broadband network. In turn Telefónica Chile began commercializing bundled services, which include voice, pay television and broadband.

As of June 14, 2007, Telefónica Multimedia Chile S. A. began providing IPTV (television over broadband) services through the XDSL broadband network.

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2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	JUNE	JUNE	VARIATION
	2006	2007	Q	%

Lines in Service (end of period)	2,338,444	2,181,717	-156,727	-7%
Normal	1,122,723	768,480	-354,243	-32%
Plans	766,916	1,050,964	284,048	37%
Prepaid	448,805	362,273	-86,532	-19%
Broadband	419,040	574,464	155,424	37%
DLD Traffic (thousands) Total minutes (188+120)	277,182	270,881	-6,301	-2%
ILD Traffic (thousands) Outgoing minutes (188+120)	33,910	35,758	1,848	5%
IP Dedicated (1)	11,358	13,921	2,563	23%
Television	10,423	171,386	160,963	-
Digital Television	10,423	171,318	160,895	-
IP Television	-	68	68	-

(1) Does not include citynet network.

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TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2007 AND 2006
(Figures in millions of pesos as of June 30, 2007)

DESCRIPTION	JAN–JUN	JAN-DEC	JAN-	VARIATION (2007/2006)
	2006	2006	JUN2007	ThCh$	%

        OPERATING REVENUES

FIXED TELECOMUNICATIONS	224,757	447,898	227,963	3,206	1.43%
Basic Telephony	138,764	269,404	121,672	(17,092)	-12.3%
Fixed Charge (1)	47,483	82,211	26,801	(20,682)	-43.6%
Variable Charge	39,574	71,197	24,919	(14,655)	-37.0%
Connections and Other Installations	794	1,510	1,053	259	32.6%
Flexible Plans (Minutes) (1)	39,876	92,147	59,356	19,480	48.9%
Value Added Services	8,563	16,877	6,983	(1,580)	-18.5%
Other Basic Telephony Services	2,474	5,462	2,560	86	3.5%
Broadband and Broadband Plus Voice	30,388	62,462	45,450	15,062	49.6%
Televisión	27	3,864	10,090	10,063	-
Access Charges and Interconnections (2)	25,457	52,193	24,864	(593)	-2.3%
Domestic Long Distance (DLD)	4,491	8,655	3,739	(752)	-16.7%
International Long Distance (ILD)	868	1,627	871	3	0.3%
Other Interconnection Services	20,098	41,911	20,254	156	0.8%
Other Fixed Telephony Services	30,121	59,975	25,887	(4,234)	-14.1%
Advertising in Telephone Directories	1,303	4,424	862	(441)	-33.8%
ISP (Switchboard and Dedicated)	1,160	2,268	982	(178)	-15.3%
Telemergencia (Security Services)	4,595	8,993	4,207	(388)	-8.4%
Public Phones	4,955	10,152	4,300	(655)	-13.2%
Interior Installation and Equipment Rental	16,153	31,236	14,324	(1,829)	-11.3%
Equipment Commercialization	1,955	2,902	1,212	(743)	-38.0%
LONG DISTANCE	29,034	60,042	27,779	(1,255)	-4.3%
Long Distance	11,076	22,500	10,405	(671)	-6.1%
International Service	11,039	22,977	12,371	1,332	12.1%
Network Capacity and Circuit Rentals	6,919	14,565	5,003	(1,916)	-27.7%
CORPORATE COMMUNICATIONS	38,118	77,559	37,527	(591)	-1.6%
Terminal Equipment	5,633	11,533	5,430	(203)	-3.6%
Complementary Services	7,036	13,993	6,511	(525)	-7.5%
Data Services	13,219	27,265	13,857	638	4.8%
Dedicated Links and Others	12,230	24,768	11,729	(501)	-4.1%
OTHER BUSINESSES (3)	1,227	2,671	979	(248)	-20.2%

TOTAL OPERATING REVENUES	293,136	588,170	294,248	1,112	0.4%

Salaries	(35,502)	(69,952)	(37,375)	1,873	5.3%
Depreciation	(106,374)	(211,220)	(103,646)	(2,728)	-2.6%
Other Operating Costs	(112,353)	(222,804)	(128,001)	15,648	13.9%

TOTAL OPERATING COSTS
	(254,229)	(503,976)	(269,022)	14,793	5.8%

OPERATING INCOME
	38,907	84,194	25,226	(13,681)	-35.2%

Interest Income	2,072	4,521	3,593	1,521	73.4%
Other Non-operating Income	832	1,648	2,865	2,033	244.4%
Income from Investments in Related Companies (4)	868	1,951	867	(1)	-0.1%
Interest Expenses	(10,672)	(19,850)	(8,254)	(2,418)	-22.7%
Amortization of Goodwill	(1,522)	(2,265)	(738)	(784)	-51.5%
Other Non-operating Expenses	(12,148)	(16,961)	(4,492)	(7,656)	-63.0%
Price-level restatement	2,092	679	318	(1,774)	-84.8%

NON-OPERATING INCOME	(18,478)	(30,277)	(5,841)	(12,637)	-68.4%

INCOME BEFORE INCOME TAX	20,429	53,917	19,385	(1,044)	-5.1%

Income taxes	(13,391)	(30,162)	(14,779)	1,388	10.4%
Minority Interest	208	43	237	29	13.9%

NET INCOME (5)
	7,246	23,798	4,843	(2,403)	-33.2%

(1) The decrease in Fixed Monthly Charge is explained by the migration of customers to Flexible Plans.
(2) Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(3) Includes revenues from t-gestiona, Telepeajes and Fundación.
(4) For the purposes of a comparative analysis, equity participation in income from investments in related companies is shown net (net income/losses).
(5) For comparison purposes, certain reclassifications have been made to the 2006 statements of income.

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3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of June 30, 2007, operating income amounted to Ch$25,226 million, which represents a 35.2% decrease with respect to the previous year.

Operating Revenue

For the first half of 2007, the Company recorded operating income of Ch$294,248 million, with 0.4% growth in comparison to the Ch$293,136 million recorded for the same period in 2006.

The Company’s strategy of focusing on new businesses has allowed us to strengthen our Broadband and Television growth, which together with Flexible Plans, has neutralized the loss of income from Traditional Business, Long Distance and Corporate Communications.

Revenues from Local Telephony Services: Revenues from local telephony services increased 1.43% in comparison to the previous year, mainly due to:

Basic Telephony Service, which decreased 12.3% with respect to the previous period, as a result of the following:

• Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, which decreased by 43.6%, mainly due to the migration of customers to flexible plans.
• Variable charge, which decreased by 37.0%, due to the downturn in traffic per line and the migration of customers to flexible plans.
• Connections and other installations, which increased by 32.6% with respect to the previous year.
• Flexible plans, which grew 16% in terms of connections and 48.9% in terms of revenues, due to migration from traditional telephony services and the capture of new customers. Revenues from flexible plans for the first half of 2007 were Ch$ 19,480 million higher than the first half of 2006.
• Value-added services, which decreased by 18.5% with respect to the previous year, mainly due to the drop in average lines in service.

Broadband services show sustained growth, reaching revenues of Ch$45,450 million in the period from January to June 2007, a 49.6% increase over the same period of the previous year, when revenues from these services amounted to Ch$30,338 million.

Television: one year after the commercial launch of Pay TV services, TV revenues account for 3.4% of operating income, with Ch$10,090 million for the period from January to June 2007, whereas in the same period the previous year, revenues from these services amounted to Ch$ 27 million.

Access charges and interconnections decreased by 2.3%, mainly due to a 16.7% drop in revenues from domestic long distance access charges, which was partially offset by a 0.3% increase in international long distance revenues. In addition, revenues from other interconnection services – in particular media rental services, information services, unbundling services and fixed-fixed access charges – increased by 0.8.

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Other fixed telephony services decreased by 14.1%, or Ch$4,234 million, which is explained by the following: (i) a Ch$743 million drop in revenues from commercialization of equipment; (ii) a Ch$1,829 million drop in revenues from interior installations and equipment rental, due to lower average lines in service; (iii) a Ch$441 million drop in revenues from telephone book advertising; (iv) a Ch$388 million drop in home security services; (v) a Ch$655 million drop in revenues from public telephones; and (vi) a Ch$178 million drop in revenues from dial-up and dedicated ISP connections.

Long Distance: Long distance revenues decreased by 4.3% in comparison to 2006, due to a 6.1% decrease in DLD revenues and a 27.7% decrease in network capacity and circuit rental revenues. These decreases were partially offset by a 12.1% increase in ILD revenues.

Corporate Communications: Revenues from the corporate communications business fell 1.6% with respect to the same period the year before, mainly due to a 7.5% drop in revenues from complementary services, together with a 3.6% drop in revenues from terminal equipment and a 4.1% drop in revenues from circuits and others. These decreases were partly offset by a 4.8% increase in revenues from data services.

Other Businesses: Revenues from other businesses declined 20.2%, mainly due to the decrease in revenues from t-gestiona and Fundación.

Operating Costs

Operating costs for the period amounted to Ch$ 269,022 million, increasing by 5.8% in comparison to the same period in 2006, when they amounted to Ch$ 254,229 million. This is mainly explained by costs generated by the new business model of Internet access with the ISP Terra, for ADSL customers, and by the purchase of content for the television business, as well as a 5.3% increase in salary expenses, explained by the Company’s application of the new Subcontracting Law, which requires certain independent contractors to be hired as internal employees. These effects were partially offset by a 2.6% drop in the depreciation cost.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended June 30, 2007 amounted to a loss of Ch$5,841 million, compared to a loss of Ch$18,478 million the previous year. The 68.4% decrease in the non-operating loss is explained by:

Financial income increased 73.4%, mainly because in the 2007 period greater volumes of funds were temporarily allocated to financial investments.

Other non-operating income amounted to Ch$ 2,865 million, exceeding the Ch$ 832 million recorded in 2006. This is mainly due to higher income obtained on the sale of recovered material.

Financial expenses decreased by 22.7% in 2007, associated mainly to lower financial debt and an improved international risk rating from BAA2 to BAA1.

Amortization of goodwill decreased by Ch$ 784 million with respect to 2006, mainly explained by full amortization of goodwill in Tecnonautica during the first quarter of 2006, due to the restructuring of the Telefónica Chile Group.

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Other non-operating expenses amounted to Ch$ 4,492 million, Ch$ 7,656 million less than in 2006. This is mainly due to the cost of personnel restructuring carried out in 2006.

Price-level restatement in 2007 shows a net gain of Ch$ 318 million, mainly due to the variations experienced by the CPI, Unidad de Fomento and exchange rate. It should be noted that the Company maintains hedges to cover 100% of exchange rate fluctuations and 84% of interest rate fluctuations.

3.3 NET INCOME FOR THE PERIOD

Net income for the six months ended June 30, 2007 amounted to Ch$4,843 million, compared to Ch$7,246 million for the same period in 2006. The lower income obtained in the 2007 period is derived from a 68.4% decrease in non-operating loss, which effect is offset by the 5.8% increase in operating costs and the increased level of income taxes.

3.4 RESULTS BY BUSINESS AREA

1. Local Telephony Business: The local telephony business recorded net losses of Ch$ 6,632 million for the six months ended June 30, 2007, lower than the Ch$ 6,676 million loss recorded in the 2006 period. This is due to a lower non-operating loss as the result of restructuring costs incurred and recorded in the first quarter of 2006. This effect was offset by lower operating income, which was generated by a decrease in operating revenues added to an increase in operating costs.

2. Corporate Communications Business: This business contributed net income of Ch$ 3,137 million in the period, a 52.0% decrease in relation to the Ch$6,529 million recorded in 2006. The main explanation of the difference was lower operating income, due to the increase in depreciation cost, which was offset by the decrease in the cost of goods and services and by the increase in non-operating income.

3. Long Distance Business: The long distance business recorded net income of Ch$ 9,618 million for the six months ended June 30, 2007, higher than the Ch$7,475 million recorded in 2006.This variation is produced mainly by improved operating income, complemented by an increase in non-operating income, which amounted to Ch$ 430 million for the first six months of 2007.

4. Other Businesses: Other businesses mainly include the services of Telefónica Multimedia, Instituto Telefónica, t-gestiona and Fundación. This group of businesses generated a net loss of Ch$ 1,256 million, whereas in the same period the previous year a net loss of Ch$ 33 million was recorded. This difference is due to lower income obtained by Fundación and Instituto Telefónica Chile (formerly Telepeajes).

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4. STATEMENT OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of June 30, 2007)

DESCRIPTION	JAN-JUN	JAN-JUN	VARIATION
	2006	2007	ThCh$	%

Cash and cash equivalents at beginning of period	99,110	42,132	(56,978)	-57.5%
Net cash provided by operating activities	116,160	105,828	(10,332)	-8.9%
Net cash used in financing activities	(133,005)	(61,717)	(71,288)	-53.6%
Net cash used in investing activities	(48,590)	(56,683)	8,093	16.7%
Effect of inflation on cash and cash equivalents	(752)	(1,380)	628	83.5%
Cash and cash equivalents at end of period	32,923	28,180	(4,743)	-14.4%
Net change in cash and cash equivalents for the year	(66,187)	(13,952)	(52,235)	-78.9%

The negative net variation of cash and cash equivalents of Ch$13,952 million for the period from January to June 2007, compared to the negative net variation of Ch$ 66,187 million in 2006, is because during 2007 less cash flows were allocated to financing activities, as no obligations with the public were paid during 2007. In addition, lower cash flows were obtained from operating activities and greater cash flows were allocated to investing activities due to an increase in long-term investments.

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5. FINANCIAL INDICATORS

TABLE No. 4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-JUN		JAN-JUN
	2006	2006	2007

LIQUIDITY RATIOS
Current Ratio
(Current Assets / Current Liabilities)	1.25	1.52	1.48

Acid Ratio
(Most liquid assets / Current Liabilities)	0.12	0.28	0.20

DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.82	0.79	0.83

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.71	0.73	0.73

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	2.72	3.49	2.91

RETURN AND EARNINGS PER SHARE RATIOS
Operating Margin
(Operating Income / Operating Revenues)	13.27%	14.31%	8.57%

Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1) )	2.88%	6.2%	2.0%

Earnings per Share
(Net Income / Average number of paid shares each year)	$ 7.6	$ 24.4	$ 5.1

Return on Equity
(Income / Average shareholders’ equity)	0.77%	2.53%	0.54%

Profitability of Assets
(Income/Average assets)	0.42%	1.38%	0.30%

Operating Assets
(Net income / Average operating assets (2) )	2.93%	6.46%	2.04%

Return on Dividends
(Paid dividends / Market Price per Share)	14.7%	24.4%	10.8%

ACTIVITY INDICATORS
Total Assets (millions of Ch$)	1,660,029	1,647,495	1,579,404
Sale of Assets (millions of Ch$)	730	1,055	-
Investments in other companies and property, plant and
equipment (millions of Ch$)	45,793	45,344	25,681

Inventory Turnover
(Cost of Sales / Average Inventory)	3.18	2.15	1.45

Days in Inventory
(Average Inventory / Cost of sales times 360 days)	113.24	167.49	248.21

(1)	Figures at the beginning of the year, restated.
(2)	Property, plant and equipment are considered operating assets

Management’s Discussion and Analysis of the Consolidated Financial Statements

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The key points from the table above are the following:

The current ratio increase is the result of a 3.8% drop in current assets and an 12.0% drop in current liabilities. The change in current liabilities is explained by a decrease in financial debt in comparison to June of the previous year.

The debt ratio shows a slight increase which is explained by a 3.7% decrease in demand liabilities, whereas shareholders’ equity decreased by 5.8%, mainly due to capital reductions carried out in 2006 and 2007 in order to distribute cash surpluses to shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

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7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE MARKET SHARE

Relevant Aspects of the Industry

Development of broadband and pay television, growth in the mobile sector, convergence of services and development of wireless solutions continued during the first half of 2007.

The consolidation of broadband throughout the country continues with ADSL technology and coaxial cable, reaching over 1,150,000 accesses in June 2007, growth of 28% in comparison to June 2006.

In pay television, the strong growth of the market stands out, with an inter-annual variation of 24% as of June 2007, mainly due to the success of Telefonica Chile’s satellite offer.

The mobile sector has begun a trend of substantial increases in voice traffic, at both the aggregate and user levels, due to the migration to technological networks with greater network capacities. The operator Claro announced that it finished implementing its new GSM network (with 95% national coverage), Entel began building its 3.5G network, and Movistar is accelerating its migration to the GSM network.

In service convergence there has been a consolidation of competition among fixed infrastructure operators with their own services or in alliances with third parties. In this manner almost all fixed operators already have bundled service offers (voice, broadband and TV).

In the wireless solutions area, the main operators have publicly announced their wireless broadband technology prospects. Telmex commercially launched the Wimax service, while VTR declared its intention to extend its coverage for bidirectional services in 2007, also using Wimax technology. Telsur announced recent successes in the installation of its wireless services.

Synthesis of Market Evolution

It is estimated that there were approximately 3.3 million lines in service in the Chilean market as of June 2007, a 1.9% decrease in comparison to June 2006. Within fixed voice services, there were decreases of 6.5% in local, 12.4% in DLD and 14.3% in ILD with respect to the previous year.

It is estimated that the mobile telephony market had a total of 14 million subscribers as of June 2007, which represents growth of 16% with respect to June 2006.

The Internet market maintains the migration from narrowband to broadband, with a 61% decrease in narrowband connections. Accumulated narrowband traffic from January to June 2007 reached approximately 570 million minutes with a 52% drop in comparison to the same period in 2006. The Broadband market increased by 28% in comparison to the same period in 2006, reaching 1,152,000 accesses.

In Pay TV, Telefónica Chile offers the DTH (direct to home) satellite television service. During the first half of 2007 the service grew by 82% in terms of connections, achieving 15% market share as of June 2007 (+6 p.p. in comparison to December 2006). Likewise, on June 14, 2007, Telefónica Chile launched its IPTV services (interactive TV services provided over the broadband network), which are still in a commercial test phase.

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Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets in which it participates, as of June 30, 2007:

			Telefónica
Business	Market Share	Market Penetration	Chile’s Position
			in the Market

Fixed Telephony	66%	19.9 lines / 100 inhabitants	1

Domestic Long Distance	40%	84 minutes / inhabitant per year	1

International Long Distance	40%	10 minutes / inhabitant per year	1

Corporate Communications	44%	Ch$ 205,137 million(*)	1

Broadband	50%	1,152,000 Connections	1

Security Services	25%	205,000 Connections	2

Pay TV	15%	1,171,000 Customers	2

(*) Estimated annual income.

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8. ANALYSIS OF MARKET RISK Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of June 30, 2007, the interest-bearing debt expressed in dollars was US$ 754 million, including US$ 500 million in dollar–denominated financial liabilities and US$ 254 million of debt expressed in UF. Consequently, US$ 500 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the second quarter of 2007, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of June 30, 2007, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of June 30, 2007, the use of these swaps has allowed the Company to limit its exposure to 16% of the total interest-bearing debt in Chilean pesos.

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Modifications of the Regulatory Structure

Commission of telecommunications experts

On May 17, 2006, the Ministry of Transportation and Telecommunications formed a commission of experts in order to prevent the regulation and the regulator from becoming obsolete. The first stage of the work involved proposing the terms of reference of the telecommunications market review. The second stage involves proposing the regulation in accordance with industry requirements, generating greater competition, eliminating entry barriers, and identifying consumer rights and guarantees.

The commission of experts issued the “Strategic Review of Telecommunications Regulation – Term of Reference” document ( “Revisión Estratégica de la Regulación de las Telecomunicaciones - Termino de Referencia”), which was published on October 11, 2006 and contains the terms of reference for the future review of the telecommunications sector. The document identifies the following as basic policy aspects: promotion of competition, regulation of access rates and charges, management of the radio-electric spectrum, equal access to basic telecommunications services, quality of service and regulatory institution.

Public inquiry on “Removal of Obstacles for the Development of Telecommunications in the Short-term”

On May 18, 2006, the Undersecretary of Telecommunications carried out a public inquiry in order to identify the barriers and obstacles detected in the technical and regulatory standards that do not allow efficient market development in terms of competition, investment incentives and protection of the interests of customers and users of telecommunications services. This public inquiry seeks to proceed, in the short term, with the repeal, modification, formal interpretation or incorporation of any obsolete, ambiguous or missing standard in order to achieve a more equitable, competitive sector that protects society.

On October 13, 2006, the Undersecretary of Telecommunications published a Document of Response to the 350 contributions received from Telefónica Chile, Movistar and other companies in the sector. The document indicates the commitments and actions that Subtel acquires in respect to 36 issues to be addressed during 2006 and 10 issues to be addressed in 2007.

Telefónica Chile has actively participated in the analysis of and proposed modifications to the regulations and technical standards.

Public inquiry of “Bill Modifying Law No. 18168 (The General Telecommunications Act) in order to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Sector”

On September 6, 2006, the Undersecretary of Telecommunications carried out a formal inquiry on a bill aimed at creating a Panel of Experts, made up of seven professionals, to resolve disputes in the telecommunications sector. The document proposes, among other things, a list of matters to be resolved by the Panel, the panel’s powers and duties, its composition (five engineers and two lawyers named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them, as well as the nature and

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complexity of these disputes.

Telefónica Chile submitted its proposal and comments in due time, along with Movistar, Telmex, Telefónica del Sur y Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

The Ministry of Transportation and Telecommunications, through the Undersecretary of Telecommunications, is preparing an amended draft of the General Telecommunications Act.

Public inquiry: “Bill modifying the concession regime”.

The Undersecretary of Telecommunications carried out a public inquiry for the purpose of establishing a new market access regime. The new regime would forego the granting of a concession or permit to allow the supply of telecommunications networks and services, instead requiring operators to notify the authority upon commencement of activities and to subsequently register as either a network operator or a telecommunications services operator.

The main proposals indicated in the bill are, among others, those referring to:

- Modifying classification of services, creating the distinction between network operators and services operators.

- Only registration will be required in order to operate, rather than a concession, unless spectrum is required, in which case a concession for the use of spectrum will be granted. The current concessionaries will have to replace their current statutes with the new regime in a short period of time.

- The separation between local and long distance would be eliminated, as would the multicarrier for DLD. Only the ILD multicarrier would be maintained.

- Broadband is classified as a “telecommunications service” which enables a series of regulations to be applied.

- Modifies the freedom to freely define the service zone by establishing that the service zones originally registered in the registry cannot be decreased. Telefónica Chile would be required to provide service throughout the entire territory, except for parts of the X Region.

- Service can neither be withdrawn nor denied to subscribers within the service zones that the concessionaries currently have. There will be sanctions involving fines ranging from 1,000 to 20,000 UTM (approximately between Ch$33 and Ch$650 million)

- The period of time to handle requests for service is reduced from 2 years to 6 months.

Telefónica Chile is analyzing the bill to send its comments and proposals. The deadline for presentation of observations and comments is July 14, 2007.

Public inquiry on bill creating the Superintendency of Telecommunications.

The public inquiry is directed to all companies participating in the telecommunications sector, network infrastructure operators, service suppliers and equipment manufacturers, academic organizations, public institutions, users and various economic and social actors with commercial or employment interests in the sector.

The bill refers, among other aspects, to the transfer of duties that currently are entrusted to the Undersecretary of Telecommunications to the new organization, in reference to: supervising and controlling compliance with the legal and regulatory framework, defending users, formulating charges

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and applying sanctions, informing concessions and granting telecommunications permits.

Telefónica Chile sent its observations and comments during the established comment period.

The Undersecretary of Telecommunications analyzed the observations and proposals of the companies and other entities that presented their observations, announcing that in September it would send the bill to Congress.

Public inquiry “Regulation of Voice Over IP services”.

On December 19, 2006, the Undersecretary of Telecommunications carried out a public inquiry regarding the regulatory project that defines the requirements for any party interested in VOIP services.

Telefónica Chile S.A. submitted its comments and observations during the established comment period. To date, Subtel has not issued the regulation.

Public hearings on Digital Terrestrial Television standard

On November 17, 2006, Telefónica Chile S.A. participated in the public hearings on the introduction of Digital Terrestrial Television in Chile. The Ministry of Transportation and Telecommunications began the first program of public hearings with the participation of the President of the National Television Council, representatives of the media organization FUCATEL and of VTR Banda Ancha S.A.

On November 24, the second public hearing was held and on December 15 and 19 the third and fourth.

The Ministry of Transportation and Telecommunications announced that the determination of the technical standard on Digital Terrestrial Television would be delayed.

Bill modifying the free competition law.

On June 6, 2006, the Government announced the legal initiative that seeks to modify the free competition law to avoid the risks implied in market concentration. The bill establishes preventive actions to be taken and an increase in the amount of the maximum fine that can be imposed by the Antitrust Commission from 20,000 to 30,000 UTA (US $22 million).

Ruling of the Antitrust Commission on Voissnet complaint.

On July 4, 2007, the Supreme Court issued its ruling on the complaint filed by Telefónica Chile S.A. against the ruling of the Antitrust Commission. The Antitrust Commission had ruled in favor of Voissnet S.A. and the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”).

The Supreme Court’s sentence reduced the fine imposed by the Antitrust Commission from 1,500 to 556 UTAs (“Unidades Tributarias Anuales” or annual tax units); eliminated clauses 72 to 81 of the ruling of the Antitrust Commission, which allowed Voissnet to act without a concession, and left in full force the clauses that declare that broadband is an unregulated service that does not require a concession.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.